Undertaking Letter

Date: July 7, 2026

To: FJHL Inc.

I, Thomson LEE, a director of FJHL Inc. (the “Company”), hereby make the following undertakings:

1. Provision of Office Space

I undertake to provide the principal office located at 8, The Green, Suite B, Dover, Kent DE 19901, to the Company free of charge for a period of eighteen (18) months from the date of this Undertaking Letter. During such period, the Company shall have the right to use the office space for its normal business operations, subject to applicable laws and regulations. This undertaking is consistent with the disclosure contained in the Company's Offering Statement on Form 1-A.

2. Loan to the Company

In order to complete the Regulation A offering of the Company and support its operations during the next 12 months, the Company may require additional working capital. Accordingly, I hereby undertake to provide loans to the Company in an amount not exceeding USD $80,000.00, if necessary, to: (i) complete the offering process, and (ii) support the Company’s operations and development during the next 12 months in the event offering proceeds are insufficient.

I am fully aware of the significance of the aforesaid undertakings to the operation and development of the Company. I hereby confirm my sincere intention and undertaking to fulfill the obligations set forth herein.

By: /s/ Thomson LEE

Name: Thomson LEE

Title: Director

Date: July 7, 2026